UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALLOT COMMUNICATIONS, LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.10

(Title of Class of Securities)

M0854Q105 (CUSIP Number)

April 3, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The	remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M0854Q105	13G	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brookside Capital Partners Fund, L.P. EIN No.: 04-3313066
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

As of April 3, 2007 - 2,202,200 shares As of April 4, 2007 - 2,204,921 shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

As of April 3, 2007 - 2,202,200 shares As of April 4, 2007 - 2,204,921 shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

As of April 3, 2007 - 2,202,200 shares As of April 4, 2007 - 2,204,921 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

As of April 3, 2007 - 10.49% As of April 4, 2007 - 10.51%
12.	TYPE OF REPORTING PERSON*

PN

Page 2 of 4 Pages

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is Allot Communications, Ltd. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod - Hasharon 45240, Israel.

Item 2	(a).	Name of Person Filing

This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P., a Delaware limited partnership (the “Brookside Fund”). Brookside Capital Investors, L.P., a Delaware limited partnership (“Brookside Investors”) is the sole general partner of the Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company (“Brookside Management”), is the sole general partner of Brookside Investors. Mr. Domenic J. Ferrante is the sole managing member of Brookside Management.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Brookside Fund, Brookside Investors, Brookside Management and Mr. Ferrante is 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2	(c).	Citizenship

Each of the Brookside Fund, Brookside Investors and Brookside Management is organized under the laws of the State of Delaware. Mr. Ferrante is a citizen of the United States.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Ordinary Shares, par value NIS 0.10 (“Ordinary Shares”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Ordinary Shares is M0854Q105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

		☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Page 3 of 4 Pages

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned

As of the close of business on April 3, 2007, the Brookside Fund owned 2,202,200 Ordinary Shares. As of the close of business on April 4, 2007, the Brookside Fund owned 2,204,921 Ordinary Shares. The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Management. Mr. Domenic J. Ferrante is the managing member of Brookside Management and thus is the controlling person of Brookside Management. No person other than the respective owner referred to herein of the Ordinary Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Ordinary Shares.

Item 4	(b).	Percent of Class

As of the close of business on April 3, 2007, the Brookside Fund was the beneficial owner of 10.49% of the Ordinary Shares of the Company. As of the close of business on April 4, 2007 the Brookside Fund owned 10.51% of the Ordinary Shares of the Company. The aggregate percentage of Ordinary Shares reported owned by the Brookside Fund is based upon 20,985,811 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of January 17, 2007, based on representations made in the Company’s Form 6-K filed January 29, 2007 with the Securities and Exchange Commission.

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

2,202,200 Shares as of April 3, 2007

2,204,921 shares as of April 4, 2007

		(ii)	shared power to vote or to direct the vote:

0

		(iii)	sole power to dispose or to direct the disposition of:

2,202,200 as of April 3, 2007

2,204,921 as of April 4, 2007

		(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: April 5, 2007

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:	/s/ Domenic J. Ferrante
Name:	Domenic J. Ferrante
Title:	Managing Director

Page 4 of 4 Pages